

INVEST IN PAINTERLAND SISTERS

Female farmer-owned organic yogurt making a difference

LEAD INVESTOR ⌄

Paul Zelinka

Much of my life has been spent in entrepreneurial ventures. From hot tub rental franchising, to gym ownership, to real estate investment, I have always been interested in the soup to nuts development of business. I spent most of my professional life in State College, PA where I remained after my graduation from Penn State University. I have since moved back to my hometown of Westfield, PA where I reconnected with my high school sweetheart and have married and now co-own a restaurant. The Painter Sisters' family farm is just over the hill from where my wife and I live. It is exciting to know that the genesis of the wonderful product comes from our area. My wife and I also own a local restaurant called the Home Comfort Restaurant. Our restaurant has a very loyal local customer base to the extent that we call our place, "The Valley's Second Home." We began selling Painterland Sisters Yogurt in April 2022. I started with three cases as a trial run. They sold out in five hours. I moved to 19 cases the following week. They sold out in four days. I moved to 40 cases. They sold out in a week and a half! This product continues to gain momentum in our restaurant. We sell dozens of cases of week, providing us with another important stream of income along with our normal food sales. This product has been transformative not only for us, but also for our customers. Not only do they love the product, it has benefitted them from a health perspective. I have heard a number of stories where this amazing product has eliminated health woes due to its probiotic count and organic make up. I see the product's growth in our small hometown restaurant. To see it on the shelves of big grocery chains such as Giant further speaks to the strength of this product. As great as this product is and as well marketed as it is, the heart and soul of this company are the two sisters. Their intelligence, business savvy, ang great instincts are just the tip of the iceberg when it comes to their success. The true intangible in this company is their ability to connect so well with the public and clarify the beautiful mission they have for this company. In that intangible lies the true essence of this company. My past business and investment experience says that an investment in this company makes financial sense, yes. But it also allows each of us to invest and pay homage to a segment of our economy that never gets enough credit, and that is the agriculture industry. It is truly the backbone of this country, and Hayley and Stephanie have given a wonderful voice to this industry with this product and their goals for family farm sustainability. My wife and I are proud investors in this great company. I invite all of you to join them in this wonderful journey. I have been onboard for over a year and it has been a wonderful ride.

Invested $5,000 this round

---

painterlandsisters.com   Lititz PA

Highlights

1. Fastest-growing yogurt brand in dollars + units in the natural channel. (SPINS, last 12-wk 4/1/23)

2. Within our first year in business (launch: March 2022), we've reached $1.3 million in sales

3. Since launching in March 2022, our yogurt is sold in over 45 states, nearing 1,500 locations

4. Our on-shelf velocity increased from 3 units/per store/per week to 5 units in 4 months

5. We reach an average of 1 million users across all platforms

6   Women-owned, Farmer-owned, Sister-owned, Mother-owned

7   We source our organic milk from our regenerative family farm and others like it in the region

8   We're on track to hit a projected $3.5 million in 2023

Our Team



Hayley Painter Co-Founder & Co-CEO

Hayley has led the product development and ops team in crafting a sustainable and unique product line. She's grown the Painterland Sister's online community from the ground up by igniting a conversation about sustainable dairy, nutrition & family farms.



Stephanie Painter Co-Founder & Co-CEO

In the first 12 months, Stephanie has led the sales team in growing sales from 0 to $1.3 million and expanding Painterland Sisters in 1,500 stores nationwide.



Jim Hyland COO

Jim has been recognized as an early pioneer of locally grown foods into the CPG and institutional markets. Jim found The Farm Bridge, the Hudson Valley's premier specialty/local food manufacturer, that served both farms and food entrepreneurs.



Trever Knoflick VP of Sales

Trever is an architect of CPG brand development. Throughout his 25-year career, he has helped companies position their brands for success and has helped scale dozens of CPG companies into retail and distribution. He has a sales broker network of over $1B.



Joanna Widman-French Director of Marketing

Specializing in mission-driven CPG brands, Joanna centers Painterland Sister's purpose at the heart of her marketing strategy to connect with consumers and convert them into yogurt-loving, brand loyalists.



Tera Johnson Business Advisor

Tera is a serial entrepreneur whose mission is to create the next generation of regenerative food and farming businesses. As an advisor, Tera assists the Founders in financial planning and business model optimization for rapid growth.



Alex Bayer Fundraising Consultant

Co-Founder and CEO of Genius Juice, Alex has successfully raised over $1.5M via crowdfunding. Alex supports and consults like-minded CPG brands like Painterland Sisters with proven strategies to help crowdfunding campaigns achieve success.

Join our mission to connect people with the source of their food!

We're raising money to continue to accelerate our growth and share the upside of our success. Become a future equity owner in our fast-growing yogurt company.





Ever since we were barefoot little girls, we've dreamed of bringing light to our family's 4th generation organic, regenerative dairy farm in the rolling hills of Pennsylvania. We sought out to sustain our family's farm and vertically integrate it by bringing nutritious dairy products to the world.







We partnered with a 10th-generation Icelandic yogurt maker to craft a super







We partnered with a 10th-generation Icelandic yogurt maker to craft a super

Our Sustainability Story



CONSUMERS ARE DISCONNECTED FROM WHERE THEIR FOOD COMES FROM.



Farm and ranch families comprise less than 2% of the U.S. population *(Source: fb.org)*. That number is shrinking. From 2007 to 2012, American family farms decreased by 80,000 *(Source: USDA)*. While conventional farming remains strong, it's methods are detrimental to the land, environment and the food. Conventional agricultural production systems and arable land misuse has degraded approximately 75% of the land's areas *(Source: Rodale Institute)*.



LET'S GET BACK TO REAL FOOD.

WE'RE ON A MISSION TO CONNECT CONSUMERS DIRECTLY WITH THE SOURCE OF THEIR FOOD, AMERICAN FARMERS.



Dairy has gotten a bad image lately. But it's not true for all dairy. **Organic farms use 45% less energy and release 40% fewer carbon emissions** than convectional farms *(Source: Rodale Institute)*. **Painterland Farms uses regenerative practices** meaning we work sustainably and symbiotically with the land, animals and farms. From all-natural fertilizers for the soil to cows that graze freely on open rotational pastures, we carefully think through every action and its impact on food, the environment, the animals, and the community. Global adoption of regenerative practices across both grasslands and arable acreage could sequester

more than 100% of current anthropogenic emissions of CO_2 (*Source: Rodale Institute*).



GROWING
HARVESTING & MILLING
FEED
HOMEGROWN FEED & OPEN PASTURE
NATURAL FERTILIZATION
PAINTERLAND SISTERS
FULL CIRCLE FARMING
Did You Know?
ORGANIC FARMS USE 45% LESS ENERGY AND RELEASE 40% FEWER CARBON EMISSIONS THAN CONVENTIONAL FARMS
Source: Rodale Institute



Our Product

There is no other yogurt like ours on the market. Our Icelandic-style yogurt (aka skyr) is extra creamy and defiantly dreamy. We use double-cream milk to create a yogurt that is naturally high in protein, while also being velvety smooth. Plus, it's lactose-free! 65% of Americans have a lactose sensitivity.



ORGANIC SKYR YOGURT
simply yummy, defiantly dreamy

- ❤ UP TO 21g OF PROTEIN
- ❤ 6% MILKFAT
- ❤ BILLIONS OF PROBIOTICS
- ❤ LACTOSE-FREE
- ❤ 13 ESSENTIAL NUTRIENTS

USDA ORGANIC · ORGANIC IS NON GMO · GRASS BASED DIET · FARM TO SPOON · REGENERATIVELY FARMED

WOMEN OWNED · FARMER OWNED · MOTHER OWNED · FAMILY OWNED & OPERATED · PENNSYLVANIA GROWN

Available in 5.3 OZ & 24 OZ



FLAVORS & SIZES
IN ORDER OF PERFORMANCE

5.3 OZ SKYR:
1. Blueberry Lemon
2. Vanilla Bean
3. Meadow Berry
4. Strawberry
5. Plain



24 OZ SKYR:
1. Plain



We are one of the two certified organic skyr yogurts on the market. By being a lactose-free yogurt option, we are able to provide a REAL dairy option to 65% of the nation that struggles with a reduced ability to digest lactose.

HOW WE COMPARE

PAINTERLAND SISTERS	PAINTERLAND SISTERS	NORR	SIGGIS	ICELANDIC PROVISIONS	THOR	LA FERMIERE	GREEN VALLEY	CHOBANI
FLAVOR	VANILLA	VANILLA	VANILLA	VANILLA	VANILLA	VANILLA	VANILLA	VANILLA
SIZE (OZ)	5.3	5.3	4.4	5.3	6	4.9	6	5.3
TYPE	SKYR	SKYR	SKYR	SKYR	SKYR	FRENCH	GREEK	GREEK
%FAT	6%	4%	4%	1.5%	2%	4%	1%	0%
PROTEIN	16 g	15 g	12 g	11 g	17 g	4 g	8 g	12 g
KOSHER	✓	✓	✓	✓	✓	✓	✓	✓
ORGANIC	✓	✓	✗	✗	✗	✗	✓	✗
LACTOSE FREE	✓	✗	✗	✗	✗	✗	✓	✗
DOUBLE CREAM	✓	✗	✗	✗	✗	✗	✗	✗
REGENERATIVE AG	✓	✗	✗	✗	✗	✗	✗	✗
DIRECT SOURCE DAIRY	✓	✗	✗	✗	✗	✗	✗	✗
WOMEN OWNED	✓	✗	✗	✗	✗	✗	✗	✗
FARMER OWNED	✓	✗	✗	✗	✗	✗	✗	✗
LOCAL TO PA	✓	✗	✗	✗	✗	✗	✗	✗

Beyond our yogurt, we are a certified women-owned and led company. We also have the ability to tell our story and connect with consumers in a way that the majority of other brand owners or food producers cannot.





Our Audience

We have three core target audience segments. Our millennial moms love that they can grab a yogurt on-the-go feeling full and nourished all morning long; all while serving up the same nutritious yogurt to their kiddos. Healthy athletes stock up on Painterland Sisters for the high protein (up to 21g), low sugar and clean ingredients. Finally, our Gen X and Boomer segment enjoys our yogurt for it's 13 essential nutrients including billions of probiotics.

TARGET AUDIENCES


MILLENNIAL MOM


HEALHY ATHLETES


NUTRIENT-CONSCIOUS
GEN X & BOOMERS









Our audience is eco-conscious, buys organic and earns a higher income. Millennials **rank organic as one of their top considerations** when buying food behind natural and low or no sugar *(Source: McKinsey)*. In addition, 25% of millennials are willing to pay more for sustainable goods *(Source: Nielsen)*.

Our Growth

In our **first 12 months of business, we hit $1.3 million in sales.** In 2023, we're on track to hit $3.5 million. With the support of our internal sales team and national sale broker team, we've been able to quickly expand into small and large natural and conventional grocery chains across the US. Our marketing efforts reach near and wide through our highly engaged social channels, digital tactics, as well as field marketing efforts including a brand ambassador team that supports us in executing marketing initiatives in their local communities.



QUARTERLY SALES: 2022 - 2023

$47K — Q2
$186K — Q3
$488K — Q4
2022

$631K — Q1
$781K — Q2
$1M — Q3
$1.2M — Q4
2023

*PROJECTED & NOT PROMISED

PROJECTED GROWTH STRATEGY
$4.1M



+ Expand product line (w/ higher margin)
+ Natural food channel growth
+ Scale productions by reducing tolling fees
+ Expand marketing campaigns & retail velocity
+ Expand into major retailers & expand categories
$733K
2022
$3.5M
2023
$5.2M
2024
$8M
$$$
PROJECTED PROFITABILITY
2025
$10M
2026
$13M
2027
$17.5M
2028
$23M
2029
$30M
2030
2031

Note: future growth projections are not guaranteed. Above figures refer to gross sales.

We're in over 1,500 retail stores nationwide. Our velocity continues to increase. Currently, Painterland has an average velocity of 4/units/store/sku/week. At the Whole Foods Mid-Atlantic stores, velocity was 6.5/units/store/sku/week in first 3 months without any promo or demos.

MILESTONES







Whole Foods Market Mid-Atlantic · Sprouts Farmers Market · Central Market · Natural Grocers · Giant · Albert's Organics

INCREASED VELOCITY FROM 3 UNITS PER STORE, PER WEEK TO 5 UNITS FROM SEPTEMBER - JANUARY

Cumulative March 2022 - 2023			
Month	**Sales**	**# of Stores**	**Points of Distribution**
March '22	$11,045	20	100
April '22	$21,703	35	175
May '22	$42,014	66	330
June '22	$58,501	81	398
July '22	$131,604	342	1572
August '22	$173,890	402	1842
September '22	$244,947	467	2135
October '22	$361,210	502	2292
November '22	$547,058	922	4182
December '22	$732,940	942	4272
January '23	$899,608	1167	5285
February '23	$1,088,608	1237	5600
March '23	**$1,285,408**	**1347**	**6095**



The Opportunity

The US yogurt business accounts for $4.9 billion dollars. Last year, organic yogurt sales increased 5.2%. Our goal is to capture 20% of that organic yogurt market.

MARKET OPPORTUNITY

YOY GROWTH	USA RETAIL SALES
+2.6%	**YOGURT** $4.9 BILLION

Capture 20% of the organic yogurt market: $41 million

ORGANIC YOGURT
+5.2% $217 MILLION

SKYR
+3% $154 MILLION

Source: IRI Data

As a certified women-owned and led company, we have the ability to tell our story and connect with consumers in a way that the majority of other brand owners or food producers cannot. We have an extremely engaged social audience. In Q1 2023, our audience increased by 33%.

KEY INSIGHTS

YOGURT INDUSTRY INSIGHTS



Total Yogurt Industry: $5.9B +9% YoY

Skyr Yogurt: $177M (3% of yogurt) +11% YoY
Skyr Size <8oz: +7% YoY
Skyr 8-24oz: +22% YoY

PLS INSIGHTS

PLS has an avg velocity of **4/units/store/sku/week**

At WFM-MA velocity for PLS is **6.5 in first 3 months** <u>without</u> any promo or demos

Velocity per unit/store/sku/week	
Average	**WFM-MA**
4	6.5

Competitor Velocity (units/store/sku/week):
- PLS: 4.0
- Norr: 4.0
- Thor: 2.8
- Icelandic: 7.8
- Siggis: 13.1
- Kite Hill: 4.6

*Based on total IRI data, US Food, 52 weeks period ending 02-26-2023

MARKETING INSIGHTS



 Increased social audience by 33% in 3 months (Jan-March 2023)

 Reach 1 million users each month (on avg) across all platforms

 6,000 store locator visits per month (on avg)

Despite the explosion of alternative dairy products, growth in sustainable dairy continues to grow. Consumers are seeking clean and nutrient-dense yogurt that also promises a positive impact to the land and animals.

SUSTAINABILITY GROWTH IN YOGURT CHANNEL



SUSTAINABILITY GROWTH IN YOGURT CHANNEL
CERTIFIED REGENERATIVE ORGANIC
+821.9%
LABELED ORGANIC INGREDIENTS
+11.6%
LABELED GRASS FED
+25.2%
Source: SPINS Natural Channel, MULO (powered by IRI), 52 Weeks Ending 3.26.23





In the Press

Forbes - **Pennsylvania Sisters Want To Change The Dialogue Around Dairy With Their New Brand**

Forbes

Pennsylvania Sisters Want To Change The Dialogue Around Dairy With Their New Brand

Esha Chhabra Contributor

I write about the growing "industry" of social innovation.

Follow



2

Nov 16, 2022, 12:00pm EST



Listen to article 7 minutes



The Printer sisters on their family's Pennsylvania farm. PRINTER AND SISTERS

Country Living - <u>**Cream of the Crop: for two enterprising sisters, a fourth-generation dairy farm provides all ingredients for a new family business**</u>

Two sisters sitting in a field holding a Country Living magazine



PA Eats - <u>Meet the Farmer: Hayley & Stephanie Painter of Painterland Sisters</u>



PA eats

Meet the Farmer: Stephanie & Hayley Painter of Painterland Sisters Yogurt

Over the last decade, the yogurt section of the supermarket has expanded … and then expanded some more. There are literally hundreds of brands and styles of yogurt to choose from, like Greek yogurt, Bulgarian yogurt, plant-based yogurt, kefir and more! Now, there's a new yogurt joining those ranks: <u>Skyr</u> (Icelandic-style yogurt) made right here in Pennsylvania! <u>Painterland Sisters Yogurt</u> just launched in March 2022, and has already carved out a nice niche for themselves in the very crowded yogurt market.

Hoard's Dairyman - Sharing Their Culture

“WE’RE HOPING FOR A MOVEMENT OF EDUCATING PEOPLE AND UTILIZING THE YOGURT AS A CONDUIT TO DO THAT,”
HOARD'S DAIRYMAN
YOUNG DAIRYMEN



Sharing their culture

Producing a unique yogurt from their family farm's milk gives these sisters a platform to elevate farming and educate about agriculture.

by Katelyn Allen



IN THE rolling hills of north central Pennsylvania lies an organic dairy farm bustling with family activity. It's not a particularly easy place to get to, tucked among the trees and ridges of a small town community. Yet, this farm is quickly becoming familiar to a growing number of people throughout the region as they enjoy its products and learn about agriculture from those who call it home.

Painterland Farms in Westfield, Pa., is where Stephanie and Hayley Painter grew up working alongside their parents, siblings, uncles, cousins, and grandparents as the fourth generation on the farm. The mixed-breed dairy herd is pastured to utilize the lay of the land, and all crops

to connect the American consumer with the direct source of their food, which is the American farmer," Stephanie said.

The business's website and social media pages share information about Painterland Farms and agriculture as a whole, which has helped attract interest that bolstered their soft product launch in March and full launch this summer.

To bring their product to life, the sisters worked with a food scientist and a nutritionist to create their recipe, sourced all of the necessary cultures, ingredients, and packaging (plus the milk from their farm), and connected with a local food distributor. Their skyr is now available throughout Pennsylvania and the

Positively Pennsylvania - Building a Legacy



Positively Pennsylvania

Summer 2022

PRESERVING HISTORY
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Skyr Sisters
Fourth generation farmers bring Icelandic yogurt to family farm

Published exclusively for Pennsylvania Farm Bureau members

Northeast Family Farming - <u>**Feature Family Farmers**</u>

